UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2020

Commission File Number 001-33429

Acorn International, Inc.

(Registrant’s name)

5/F, YueShang Plaza, 1 South Wuning Road, Shanghai 200042, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On March 4, 2020, pursuant to Section 36 of the Securities Exchange Act of 1934, the Securities and Exchange Commission (“SEC”) issued Order Release No. 34-99318 (the “SEC Order”) granting exemptions to registrants subject to the reporting requirements of the Exchange Act Section 13(a) or 15(d) due to circumstances related to the coronavirus disease 2019 (COVID-19). On March 25, 2020, the order was modified and superseded by a new SEC order (Release No. 34-88465), which provides conditional relief to public companies that are unable to timely comply with their filing obligations as a result of COVID-19 if certain conditions are satisfied.

Pursuant to the SEC Order, as modified, Acorn International, Inc. (the “Company”) states the following:

(1) The Company is relying on the SEC Order dated March 4, 2020, and as modified and superseded by on March 25, 2020, to delay the filing of its Annual Report on Form 20-F for the year ended December 31, 2019 (“Form 20-F”) due to circumstances related to COVID-19. Absent the SEC Order, the Form 20-F is originally due on April 30, 2020.

(2) The Company is unable to file the Form 20-F on a timely basis due to travel restrictions, quarantines and staffing issues as a result of COVID-19.

The Company’s headquarters and operations are located in Shanghai, China. Due to the ongoing outbreak of COVID-19, the Chinese government initiated travel restrictions and mandatory quarantines to control the spread of COVID-19 within China. These and other measures we have taken to protect our staff have disrupted our operations and restricted the movement of people, including our staff, who have for significant periods of time been prohibited from accessing our facilities. This has impacted the Company’s ability to efficiently perform work related to the audit of its financial statements. While some of the government restrictions and quarantines have recently been relaxed in certain areas, the Company is continuing to take pro-active measures to help protect its employees by implementing self-quarantine measures of at least 14 days for its staff that have traveled from other regions within China before they are allowed to report to the office. These actions taken by the Chinese government and the Company have impacted the daily operations of the Company and its auditors, impeding their ability to complete the Company’s financial data, required review and related steps, by on or before April 30, 2020. As a result, the Company is unable to timely file the Form 20-F by April 30, 2020.

Based on the foregoing, the Company is hereby relying on the Order and expects to file the Annual Report on or Form 20-F on or before June 14, 2020, as permitted by the Order. Absent the Order, the Form 20-F is due on April 30, 2020.

In light of the current COVID-19 pandemic, when the Company files the Annual Report, the Company plans to include the following risk factor, as may be expanded or revised as the Company determines appropriate, to reflect the currently unknown and constantly evolving effects of the COVID-19 pandemic impacting the Company:

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We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations. Specifically the novel coronavirus could have a material adverse impact on our business, results of operations, financial condition, cash flows or liquidity.

Our business could be materially and adversely affected by natural disasters, such as snowstorms, earthquakes, fires or floods, the outbreak of a widespread health epidemic, such as swine flu, avian influenza, severe acute respiratory syndrome, coronavirus, or SARS, Ebola, Zika or other events, such as wars, acts of terrorism, environmental accidents, power shortage or communication interruptions. The occurrence of a disaster or a prolonged outbreak of an epidemic illness or other adverse public health developments in China or elsewhere in the world could materially disrupt our business and operations. These events could also significantly impact our industry and cause a temporary closure of the facilities we use for our operations, which would severely disrupt our operations and have a material adverse effect on our business, financial condition and results of operations. Our operations could be disrupted if any of our employees or employees of our business partners were suspected of contracting an epidemic disease, since this could require us or our business partners to quarantine some or all of these employees or disinfect the facilities used for our operations. In addition, our revenue and profitability could be materially reduced to the extent that a natural disaster, health epidemic or other outbreak harms the global or PRC economy in general. Our operations could also be severely disrupted if our consumers, merchants or other participants were affected by natural disasters, health epidemics or other outbreaks.

The outbreak of a novel coronavirus (which causes the disease now known as COVID-19), was first identified in December 2019 in Wuhan, China, and has since spread globally. Government efforts to contain the spread of the coronavirus through lockdowns of cities, business closures, restrictions on travel and emergency quarantines, among others, and responses by businesses and individuals to reduce the risk of exposure to infection, including reduced travel, cancellation of meetings and events, and implementation of work-at-home policies, among others, have caused significant disruptions to the global economy and normal business operations across a growing list of sectors and countries.  The foregoing are likely to adversely affect business confidence and consumer sentiments, and have been, and may continue to be, accompanied by significant volatility in financial and commodity markets.  The spread of the coronavirus, particularly as it develops into a worldwide health crisis, also likely have broader macro-economic implications, including reduced levels of economic growth and possibly a global recession, the effects of which could be felt well beyond the time the spread of infection is contained.

“The outbreak of the coronavirus could have a material impact on our business in 2020. There has been disruption to our production capacity and our ability to deliver to customers in parts of China. There is also uncertainty about whether our ability to import raw material for our Acorn Fresh business will be affected materially. Finally, while we are adapting to work-from-home and flexible working arrangements, we have historically operated within a traditional office environment in Shanghai,” said Mr. Jacob A. Fisch, CEO and President of Acorn International.

Some of our online businesses (such as sale of fresh seafoods) appear to be experiencing increased demand, as customers need to shop necessities such as food from home. Our Babaka® product sales experienced reduction and may continue to be negatively impacted by the COVID-19. In general, the combination of supply-side disruption, delivery challenges and potential, long-term waning consumer demand caused by COVID-19, potentially exacerbated by other factors, have negatively impacted and could continue to negatively impact our business. While we continue to monitor the situation, at this point it is difficult to assess the probable significance or duration of any disruption. As a result, we are taking a number of defensive measures to cut costs and prudently manage our cash resources, including salary reductions and the indefinite suspension of the quarterly dividend until we have more confidence concerning the current situation.

We currently are unable to predict the duration and severity of the spread of the coronavirus, and responses thereto, on our business and operations, and on our results of operations, financial condition, cash flow and liquidity, as these depend on rapidly evolving developments, which are highly uncertain and will be a function of factors beyond our control, such as the speed of contagion, the implementation of effective preventative and containment measures, the development of effective medical solutions, the timing and scope of governmental restrictions on public gatherings, mobility and other activities, financial and other market reactions to the foregoing, and reactions and responses of the populace both in affected regions and regions yet to be affected.  While we expect we will suffer adverse effects, the more severe the outbreak and the longer it lasts, the more likely it is that the effects on us and our business will be materially adverse.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2020

Acorn International, Inc

	By:	/s/ Jacob Alexander Fisch
	Name:	Jacob Alexander Fisch
	Title:	Chief Executive officer

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